December 2, 2015

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:	Melissa Raminpour
Branch Chief

Re:	Astronics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015
Commission file no. 000-07087

Dear Ms. Raminpour:

By this letter, Astronics Corporation (the “Company” or “Astronics”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on February 27, 2015. The comments of the Staff were set forth in a letter of comment dated November 18, 2015 (the “Staff Letter”). The Company’s responses to the comments set forth in the Staff Letter are set forth below and have been titled and numbered to correspond to those of the Staff Letter.

Please note that our undertakings below to incorporate additional disclosure requests in future filings refers to filings made on or after the date of this letter.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Principles and Practices

Revenue and Expense Recognition, page 35

Staff Comment

1. If revenue from multiple element arrangements was material to fiscal 2014 or becomes material in future periods, please revise to disclose all of the applicable information in ASC 605-25-50-2.

December 2, 2015

Company Response

1. With the acquisition of Astronics Test Systems, Inc. (“ATS”) in February 2014, the Company has certain contracts which involve both the sale of a product and the on-site service of such product for a 24-month period following the sale. Arrangement consideration is allocated by use of the relative selling price method, using vendor-specific objective evidence to determine the selling price of the two deliverables. Estimated selling price is determined in a manner consistent with that used to establish the price to sell each deliverable on a standalone basis. During 2014, approximately $110.1 million was related to the product element of such arrangements, while approximately $6.4 million in revenue was recognized related to the service element of such arrangements. Given the immateriality of the service element to the Company’s consolidated revenues, the current disclosure was deemed appropriate. However, should multiple-element arrangements become material in the future, we will disclose all of the applicable information in ASC 605-25-50-2 in future filings.

Staff Comment

2. Additionally, we note that you recognized revenue from services during fiscal 2014. If service revenue or service cost of revenue is greater than 10% of total revenue or cost of revenue, please revise your Consolidated Statements of Operations to separately disclose product and service revenue and their respective costs pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Company Response

2. Service revenue and service cost of revenue was less than 1% of total revenue and cost of revenue in fiscal 2014. Should service revenue or cost of service revenue exceed 10% of our consolidated total revenue or cost of revenue in the future, we confirm that we will separately disclose product and service revenues and their respective costs in such future filings, pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Filings”); (ii) Staff comments or changes to the Company’s disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the commission from taking any action with respect to any Filings and (iii) the Company may not assert Staff comments as a defense to in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ASTRONICS CORPORATION

By:	/s/ DAVID C. BURNEY
David C. Burney
Vice President and Chief Financial Officer

cc:	Julie Davis, Esq.
Robert J. Olivieri, Esq.